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FOR IMMEDIATE RELEASE        NASDAQ: CRME TSX: COM

CARDIOME COMPLETES ACT 3 ENROLMENT

Vancouver, Canada, July 21, 2005 Cardiome Pharma Corp (NASDAQ: CRME) (TSX: COM) today announced that it has completed patient enrolment in its second pivotal Phase 3 atrial fibrillation trial, ACT 3. The study is being conducted by co-development partner Astellas Pharma US, Inc. (formed on April 1, 2005 by the merger of Fujisawa Pharmaceutical Co., Ltd. and Yamanouchi Pharmaceutical Co., Ltd.). The study will evaluate the safety and efficacy of intravenous RSD1235 in 276 patients with atrial arrhythmia. The multinational placebo-controlled study is being conducted at more than 50 centers.

“We are pleased to complete another milestone in the advancement of our RSD1235 IV product candidate.” stated Bob Rieder, President and CEO of Cardiome. “Our co-development partner Astellas can now proceed with analysis of the data and inclusion of ACT 3 as part of the NDA submission. We expect top-line results from the study to be released in the 3rd quarter of 2005.”

The primary efficacy endpoint of the ACT 3 trial is acute conversion of atrial fibrillation to normal heart rhythm in recent-onset atrial fibrillation patients. The study also includes analysis of patients with longer-term atrial fibrillation and patients with atrial flutter. Safety observations focus on sensory and cardiovascular effects of the drug, with particular emphasis on lack of side-effect arrhythmias.

“The completed study reflects two relevant changes to the original protocol.” stated Charles Fisher M.D., Cardiome’s Executive Vice President and Chief Medical Officer. “First, the evaluation of the data will now separate atrial fibrillation patients from atrial flutter patients, in order to make the ACT 3 study data more comparable to the ACT 1 study data. Second, 276 patients were enrolled rather than the originally-projected 240 patients.”

ACT 3 is one of three Phase 3 studies Cardiome and Astellas are conducting for intravenous RSD1235 applied to the treatment of atrial arrhythmia. The NDA application will be based primarily on data from the ACT 1 and ACT 3 studies. The ACT 2 study, evaluating patients with post-operative atrial arrhythmia, is ongoing.

In October 2003, Cardiome licensed North American rights to the intravenous formulation of RSD1235 to Astellas Pharma US, Inc. (then Fujisawa Healthcare Inc.). Under the terms of the agreement Cardiome granted Astellas an exclusive license to develop and commercialize RSD1235 IV in North America. The companies will co-develop RSD1235 IV to NDA, with Astellas responsible for 75% of development costs. Cardiome has retained all rights to the intravenous formulations outside of Canada, U.S. and Mexico, and has also retained worldwide rights to oral RSD1235 for the prevention of AF.

Atrial fibrillation is an abnormal heart rhythm that affects the atria of the heart, lowering the heart’s pumping capacity. Immediate symptoms are breathlessness and fatigue. Long-term effects include increased risk of both stroke and congestive heart failure. In 2002, there were over 7 million cases of atrial arrhythmia in the developed world.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a product-focused cardiovascular drug development company with three clinical drug programs, two of which focus on atrial arrhythmia (intravenous and oral dosing) and one directed at congestive heart failure.

RSD1235 IV is the intravenous formulation of an investigational drug being evaluated for the acute treatment of recent-onset atrial fibrillation (AF). RSD1235 also has a potential application as a chronic-use oral drug for the maintenance of normal heart rhythm following termination of AF.

Cardiome's lead drug in the congestive heart failure (CHF) area is oxypurinol, a xanthine oxidase inhibitor. CHF is the failure of the heart to pump blood at a rate sufficient to support the body's needs. A Phase 2 clinical trial that evaluates the safety and effectiveness of oxypurinol in the treatment of patients with moderate to severe symptomatic CHF has been completed. Results from this study are expected in Q3/05.

Cardiome is traded on the Toronto Stock Exchange (COM) and the NASDAQ National Market (CRME). Further information about Cardiome can be found at www.cardiome.com.

For Further Information:
Don Graham
Director of Corporate Communication
(604) 676-6963 or Toll Free: 1-800-330-9928
Email: dgraham@cardiome.com

Peter K. Hofman
Director, Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: phofman@cardiome.com

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Statements contained in this news release relating to future results, events and expectation are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 40-F. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.